Exhibit 99.2

2024 EARNINGS REPORT

2024 EARNINGS REPORT Enric Asunción Luis Boada Michael Wilhelm Co-Founder & Chief Financial Officer Investor Relations Chief Executive Officer

Disclaimer This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, expected growth and profitability, business strategy initiatives and plans, expectations regarding the EV market growth and future sales. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, information contained in this presentation concerning Wallbox’s industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management’s estimates are derived from publicly available information, their knowledge of the company’s industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox’s periodic reports filed with the SEC under the caption “Risk Factors.” These and other factors could cause Wallbox’s future performance and market expectations to differ materially from its assumptions and estimates. Q3 2024 x EARNINGS REPORT

Q3 2024 Wallbox Today Wallbox continues to outperform the market Wallbox Revenue EV Market +26% +3% 126.6 2 4.32 4.2 100.5 1 1 Revenue YTD in Euro # of EV units sold YTD 2023 2024 2023 2024 Q3 2024 EARNINGS REPORT WALLBOX AS Global Leaders We are a global leader in electric vehicle (EV) charging and energy management solutions Over 1M Chargers in over 100 Countries Key Initiatives:—Adjust organizational structure—Improve to business unit driven gross margins3—Improving visibility on topline match costs base with—Expand current demand sales We are continuing on a path to profitability and cash generation 1.YTD – Data up until 30th of September 4 2. Market data source: Rho Motion EV Charging Database—October 2024 3. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

Q3 2024 Highlights Q3 Revenue €34.7M A 7% YoY increase Driven by NA with 45% YoY increase Impacted by €1.6M revenue charge 169 DC units sold Globally 38,600 AC units sold Including ABL Q3 Gross Margin 23% €21.8M Adjusted EBITDA loss1 Excluding one-off impact the gross margin was higher and closer to historical results Q3 Labor costs and OPEX 2% Decrease Yo Q3 2024 EARNINGS REPORT 1. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric 5

Q3 2024 Revenues by Geography 13% YOY EV Market 1% YOY WBX Revenue 4% YOY EV Market Europe 45% YOY WBX Revenue €22.9M / 66%1 North America €9.7M / 28%1 APAC €1.2M / 4%1 LATAM €800k / 2%1 Q3 2024 EARNINGS REPORT 1. As percentage of revenue 6

Q3 2024 Revenues by Product AC Sales €23.7M / 68%1 68% 13% DC Sales €4.4M / 13%1 Software, Services & Others 19% €6.6M / 19%1 Q3 2024 EARNINGS REPORT 1. As percentage of revenue 7

Q3 2024 Market Overview EVs Sold in Key Markets1 1.61 1.51 1.49 1.52 1.47 1.38 0.2 0.3 0.3 ROW 0.3 0.3 0.3 EU 0.8 0.8 0.8 0.8 0.7 0.7 0.4 0.4 0.5 0.4 0.5 0.5 NA Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 + Positive about + Transition will take longer + Requires political + Opportunity remains + Clear headwinds in the long-term growth than everyone expected support, clarity on unchanged and we industry, but Wallbox and future potential with current growth slowing policies and make are optimistic as we focused on maximising of the EV market investment enter into 2025 growth and profitability commercially viable Q3 2024 EARNINGS REPORT 1. Rho Motion EV Charging Database—October 2024—In Millions 8

Q3 2024 Financial Review Q3 Revenue Q3 Labor Costs & OPEX RESULTS IMPACTED BY UNIQUE FACTORS €34.7M €31.9M CONTINUED 7% YoY improvement Continuous reduction of labor costs & OPEX GROWTH IN NORTH AMERICA Q3 Gross Margin Q3 Adjusted EBITDA Loss1 SOFTER MARKET IN EUROPE FOR BOTH AC AND DC 23.0% €21.8M Excluding one-off impact the gross margin Impacted by topline and gross margin was higher and closer to historical results Q3 2024 EARNINGS REPORT 1. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric 9

Q3 2024 Key Financial Metrics €70.5M €84M Cash And Cash Equivalent And Financial Q3 Long-Term Debt Investments Decrease compared to last Focus on cash conservation quarter €76.5M €1.7M Q3 Consolidated Inventory Q3 Capex 10% reduction sequentially Circa €340k on Property Plant & Equipment Q3 2024 EARNINGS REPORT 10

Q3 2024 Closing Thoughts Volatility In the EV Market Key + + + + Initiatives Adjusting Visibility on Improve Continue to WBX Executing Well organizational topline gross expand Reprise structure margins sales Q4 Expected Revenue Range Q4 Expected Gross Margin Q4 Expected EBITDA €40M-45M 38%-40% €(7)-(10)M Q3 2024 EARNINGS REPORT 11

Q&A

Financial Overview Reconciliation1 Unaudited, in € 000’s YEAR 2024 YEAR 2023 Q3 Q2 Q3 Operating Loss (33,698) (25,268) (28,283) Amortization and depreciation 9,264 9,668 7,430 EBITDA (24,434) (15,600) (20,853) One off expenses 1,035 1,133 265 Employee Stock Options Plan 872 726 3,914 ESPP (non-cash) 159 195 299 Impairment of goodwill2—2,349 -Other income 559 (8) (214) Adjusted EBITDA (21,809) (11,205) (16,589) 1. See slide 14 for definitions 13 Q3 2024 EARNINGS REPORT 2. Impairment of goodwill related to Intelligent Solutions

Definitions and Disclosures 1 “EBITDA” is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses). 2 “Adjusted EBITDA” is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, and other items outside the scope of our ordinary activities. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of goodwill, and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. Q3 2024 x EARNINGS REPORT 14

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